UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 333-250990

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department

Date: April 1, 2021

2

April 1, 2021

Company Name:	SAWAI GROUP HOLDINGS Co., Ltd.
Representative:	Kazuhiko Sueyoshi Representative Director and President
(Code No.: 4887, TSE, 1st Section)
Contact:	Yasushi Kora General Manager, Group Public Relations & Investor Relations Office
(TEL: +81-6-6105-5823)

Notice of Company Split (Simplified Absorption-type Company Split)

Please be advised that, at the Board of Directors’ meeting held today, SAWAI GROUP HOLDINGS Co., Ltd. (the “Company”) resolved to succeed, as of May 7, 2021 (tentative effective date), the rights and obligations held by Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”), which is the Company’s wholly owned subsidiary, in the share management business pertaining to its subsidiaries and other companies, and the bond management business pertaining to its 1st unsecured bonds, through the method of a company split (the “Company Split”), as further described below.

Also please note that since the Company Split qualifies as a company split under Paragraph (2), Article 796 of the Companies Act (simplified absorption-type company split), in which the Company will succeed businesses from its wholly owned subsidiary, disclosure of matters and particulars is partially omitted.

1. Purpose of the Company Split

As Sawai Pharmaceutical announced in the “Notice of Transition to a Holding Company Structure through Sole-Share Transfer and Establishment of the Record Date for Convocation of an Extraordinary General Meeting of Shareholders” dated July 28, 2020, in order to ensure the continuous growth of the Company’s group, it is essential to build new businesses which quickly respond to the needs of the time, while further reinforcing existing business conducted mainly in Japan and the United States. To achieve this goal, Sawai Pharmaceutical determined that the transition to a holding company structure was the most appropriate measure to take. Accordingly, as approved at the extraordinary general meeting of shareholders of Sawai Pharmaceutical held on December 21, 2020, the Company was incorporated today as Step 1 in the transition to a holding company structure. The Company Split constitutes Step 2 in this transition.

Succession by the Company of the share management business pertaining to Sawai Pharmaceutical’s subsidiaries and other companies, and the bond management business pertaining to Sawai Pharmaceutical’s 1st unsecured bonds, will enable Sawai Pharmaceutical to concentrate on its generic drug business. The Company will attempt to improve the corporate value of the entire group by supervising the business activities of, or providing management support/guidance to, each group company through the holding of shares or equity in domestic and/or overseas group companies engaged in various businesses.

2. Summary of the Company Split

(1)       Schedule of the Company Split

Date of resolution at the Board of Directors’ meeting	April 1, 2021
Date of execution of the absorption-type company split agreement	April 1, 2021
Date of absorption-type company split coming into effect	May 7, 2021(tentative date)

(Note)	As the Company Split qualifies as a simplified absorption-type company split under Paragraph (2), Article 796 of the Companies Act with respect to the Company, and a summary absorption-type company split under Paragraph (1), Article 784 of the Companies Act with respect to Sawai Pharmaceutical, neither the Company nor Sawai Pharmaceutical will hold a general meeting of shareholders for approval to consummate the Company Split.

(2)    Method of the Company Split

The Company Split will be implemented as an absorption-type company split under which Sawai Pharmaceutical will be the split company and the Company will be the succeeding company.

(3)    Particulars of the Allotment Relating to the Company Split

Since the Company Split is conducted between the Company and its wholly owned subsidiary, no allotment of shares or other delivery of consideration will be made in the Company Split.

(4)	Handling of Stock Acquisition Rights and Bonds with a Stock Acquisition Right upon the Company Split

There are no relevant stock acquisition rights or bonds with a stock acquisition right.

(5)    Increase or Decrease in the Stated Capital as a Result of the Company Split

There will be no increase or decrease in the stated capital of the Company as a result of the Company Split.

(6)    Rights and Obligations to be Succeeded by the Succeeding Company

Of the rights and obligations (such as assets, liabilities and contractual status) relating to the share management business pertaining to Sawai Pharmaceutical’s subsidiaries and other companies, and the bond management business pertaining to Sawai Pharmaceutical’s 1st unsecured bonds, which are held by Sawai Pharmaceutical as of the effective date of the Company Split, the Company will succeed those stipulated in the absorption-type company split agreement.

(7)    Prospect of Performance of Obligations

The Company believes that there are no concerns about the prospect of performance of obligations to be performed by the Company or Sawai Pharmaceutical on or after the effective date of the Company Split.

3. General Information of the Subject Companies of the Company Split (as of April 1, 2021)

		Split Company	Succeeding Company
(1)	Name	Sawai Pharmaceutical Co., Ltd.	SAWAI GROUP HOLDINGS Co., Ltd.
(2)	Location	5-2-30, Miyahara, Yodogawa-ku, Osaka	5-2-30, Miyahara, Yodogawa-ku, Osaka
(3)	Title and Name of the Representative	Kenzo Sawai, President, Representative Director	Kazuhiko Sueyoshi Representative Director and President

(4) Businesses	Manufacture and sale of pharmaceutical products, etc.		Formulation of the operational strategies and management of its operation for the group
(5) Stated Capital (Note 1)	41,219 million yen		10,000 million yen
(6) Date of Incorporation	July 1, 1948		April 1, 2021
(7) Number of Issued and Outstanding Shares	43,791,339 shares		43,791,339 shares
(8) Fiscal Year End	March 31 of every year		March 31 of every year
(9) Major Shareholders and Shareholding Ratios (Note 2)	SAWAI GROUP HOLDINGS Co., Ltd.	100%	The Master Trust Bank of Japan, Ltd. (trust account)	7.50%
			Custody Bank of Japan, Ltd. (trust account)	5.93%
			Sawaken Co., Ltd.	2.27%
			Mitsuo Sawai	2.17%
			Custody Bank of Japan, Ltd. (trust account 9)	2.08%
			Custody Bank of Japan, Ltd. (trust account 5)	1.95%
			Kenzo Sawai (the party to the trust agreement for the management of shares: SMBC Trust Bank, Ltd. as a trustee of regulated securities in trust)	1.95%
			BNP PARIBAS SECURITES SERVICES LUXEMBOURG/JASDEC SECURITIES/UCITS ASSETS	1.81%
			THE BANK OF NEW YORK, MELLON 140044	1.54%
			JP MORGAN CHASE BANK 385781	1.49%
(10)	Operating Results and Financial State of the Immediately Preceding Business Year (Note 3)
Total equity	233,686 million yen		Since the Company was established today on April 1, 2021, there are no confirmed final business year.
Total assets	384,814 million yen
Equity attributable to owners of the parent per share	4,796.40 yen
Net sales	182,537 million yen
Operating income	26,793 million yen
Profit before tax	26,497 million yen
Profit attributable to owners of the parent company	19,279 million yen
Basic earnings per share	440.37 yen

(Note 1) The stated capital of the split company is that as of December 31, 2020.

(Note 2) The major shareholders and shareholding ratios of the succeeding company are those of Sawai Pharmaceutical as of September 30, 2020.

(Note 3) Since the financial results have still to be worked out for the business year ended in March 2021 and have not been finalized yet, the operating results and financial status of the split company are those for the business year ended on March 2020 (consolidated).

4. General Information of the Business Divisions to be Succeeded

(1)    Businesses of the business divisions to be succeeded

The share management business pertaining to Sawai Pharmaceutical’s subsidiaries and other companies, and the bond management business pertaining to Sawai Pharmaceutical’s 1st unsecured bonds.

(2)    Operating results of the business divisions to be succeeded

There are no sales in the relevant business divisions.

(3)    Assets and liabilities to be succeeded and the book values thereof (as of December 31, 2020)

Total assets: 111,071 million yen

(breakdown: current assets of 10,000 million yen; and non-current assets of 101,071 million yen)

Total liabilities: 10,000 million yen

(breakdown: non-current liabilities of 10,000 million yen)

*With respect to the assets and liabilities to be split, they will be finalized by adding/subtracting based on the arising increase/decrease in the foregoing values until the effective date.

5. Status after the Company Split

There will be no change to the name, location, title and name of the representative, businesses, stated capital and fiscal year end of the Company after the Company Split.

6. Future Prospects

Since the Company Split is conducted between the Company and its wholly owned subsidiary, the effect caused by the Company Split to the consolidated business results of the Company will be minor.

End.